

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 4, 2008

Mr. Michael L. Sheriff
President, Chief Executive Officer, and
Chairman
The X-Change Corporation
710 Century Parkway
Allen, TX 75013

> **RE: The X-Change Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Form 10-QSB for Fiscal Quarters Ended March 31, 2007, June 30,2006**
> **and September 30, 2007**
> **File No. 002-41703**

Dear Mr. Sheriff:

We have reviewed your supplemental response letter dated March 19, 2008 as well as the above referenced filings and have the following comments. As noted in our comment letter dated February 21, 2008, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Note 6 – Common Stock Transactions, page F-17

1.   We note your response to comment 1. When available, quoted market prices are generally considered the best evidence of fair value and shall be used as the basis for measurement of stock based payments. In the case of unregistered or otherwise restricted shares, quoted market price is normally the starting point for measuring the fair value. A nominal discount from current market price may be appropriate in circumstances where shares are subject to trading restrictions under Rule 144, however, the discounts from market that you have recognized are quite significant and we do not believe that the support that you have offered

substantiates such a large discount. Please revise your accounting to value shares issued based on quoted market prices.

<u>Note 10 – Merger/Acquisition, page F-21</u>

2.   We note your response to comment 2. Your basis in GAAP for the valuation of the shares issued in the acquisition of AirGate, as well as the assets and liabilities assumed, remains unclear. You appear to have valued the 10,000,000 shares issued at $0.001 while the shares appear to have had a market value of approximately $0.67 on the date of your acquisition, July 20, 2005. Your response provides no substantive basis for such a significant discount from market value in assessing your valuation. Please revise your accounting to value shares issued based on quoted market prices, in accordance with SFAS 141.

<u>Form 10-QSB for the Fiscal Quarter Ended March 31, 2007</u>

<u>Note 6 – Restatement – 2006, page 11</u>

3.   We note your response to comment 3. Please file an Item 4.02 Form 8-K reporting your restatements.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director